Exhibit 99.1

Global-e Reports Second Quarter 2022 Results

PETAH-TIKVA, Israel, August 16, 2022 - Global-e Online Ltd. (Nasdaq: GLBE) the global leader of Direct-To-Consumer cross border eCommerce enablement, today reported financial results for the second quarter of 2022.

“The record results we are publishing today for the second quarter of 2022, together with the updated guidance for the third quarter and full year, illustrate the continued momentum of our business, as evident from top-line growth, improved profitability and the strong new bookings pipeline,” said Amir Schlachet, Founder and CEO of Global-e. “We remain focused on executing across all fronts, to tap the massive global direct-to-consumer opportunity.”

Q2 2022 Financial Results

•	GMV[1] in the second quarter of 2022 was $534 million, an increase of 64% year over year

•	Revenue in the second quarter of 2022 was $87.3 million, an increase of 52% year over year, of which service fees revenue was $39.3 million and fulfillment services revenue was $48.0 million

•	Non-GAAP gross profit[2] in the second quarter of 2022 was $36.5 million, an increase of 77% year over year. GAAP gross profit in the second quarter of 2022 was $34.3 million

•	Non-GAAP gross margin[2] in the second quarter of 2022 was 41.8%, an increase of 580 basis points from 36.0% in the second quarter of 2021. GAAP gross margin in the second quarter of 2022 was 39.3%

•	Adjusted EBITDA[3] in the second quarter of 2022 was $11.1 million compared to $7.6 million in the second quarter of 2021

•	Net loss in the second quarter of 2022 was $48.8 million

Recent Business Highlights

•	Launched partnership with Disney, one of the world’s most well-known brands, to support their direct-to-consumer efforts, based on our multi-local offering
o	Launched several markets in the APAC region, as a first phase

•	Continued launching with numerous exciting brands across geographies and verticals, with notable examples being:
o	Leading fashion brands Rag & Bone and Zadig&Voltaire, as well as the official tennis merchandize store of Wimbledon, and the luxury watches brand Zenith, expanding our partnership with the LVMH group

o
Several celebrity brands and other fast-growing digitally native brands, such as Justin Bieber’s fashion brand drew house, the highly successful training apparel brand NOBULL, as well as SKKN, another brand by Kim Kardashian, augmenting our successful partnership with SKIMS

o	APAC expansion continues with the launches of Triangl Swimwear out of Hong-Kong, and Ryderwear, our first live Australian merchant, as well as the signing of our first ever Japanese merchant

•	Expanded activity with brands such as adidas and Suunto, which added additional lanes to be operated by Global-e

•	Continued accelerated growth of the US-outbound business, with revenues up 104% year-over-year

•	Penetration efforts into new markets are starting to show initial positive results
o	While still relatively small in share, APAC and the Middle East outbound revenues have grown 213% year-over-year

•	Strategic partnership with Shopify remains on track
o	On the Global-e enterprise offering side, dozens of merchants of different sizes are already live on our new native integration into the Shopify platform
o	Booked our first live orders as part of the alpha trials of the new white-label Merchant of Record solution on Shopify, built upon the Flow Commerce technology

•	Post-merger integration processes are on track with earlier than planned synergies realization in Flow and the Borderfree process progressing

Q3 and Full Year Outlook

Global-e is introducing third quarter guidance and raising previously issued guidance for the fiscal year as follows:

	Q3 2022	FY 2022
(in millions)
GMV	$600 - $614	$2,450 - $2,550
Revenue	$99.5 - $102.5	$406 - $426
Adjusted EBITDA (1)	$8.5 - $11.5	$41 - $46

Of this, Borderfree is expected to contribute:
-	Q3 2022: GMV of $50-54 million, at a similar take rate to Global-e’s
-	FY 2022: GMV of $125-135 million, at a similar take rate to Global-e’s
-	A slightly negative adjusted EBITDA both in Q3 2022 and in FY 2022

Given the macro environment uncertainty, we will provide investors with updated business trends as they evolve.

1 Gross Merchandise Value (GMV) is a non-GAAP operating metric. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

2 Non-GAAP Gross profit and Non-GAAP gross margin are non-GAAP financial measures. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

3 Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information regarding this metric, including the reconciliations to Operating Profit (Loss), its most directly comparable GAAP financial measure.  The Company is unable to provide a reconciliation of Adjusted EBITDA to Operating Profit (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, share based compensation expenses. Such information may have a significant, and potentially unpredictable impact on the Company’s future financial results.

Conference Call Information:

Global-e will host a conference call at 8:00 a.m. ET on Tuesday, August 16, 2022.
The call will be available, live, to interested parties by dialing:

United States/Canada Toll Free:	1-877-704-4453
International Toll:	1-201-389-0920

A live webcast will also be available in the Investor Relations section of Global-e’s website at: https://investors.global-e.com/news-events/events-presentations

Approximately two hours after completion of the live call, an archived version of the webcast will be available on the Investor Relations section of the Company’s web site and will remain available for approximately 30 calendar days.

Non-GAAP Financial Measures

To supplement Global-e’s financial information presented in accordance with generally accepted accounting principles in the United States of America, or GAAP, Global-e considers certain financial measures and key performance metrics that are not prepared in accordance with GAAP including:

•	Non-GAAP gross profit, which Global-e defines as gross profit excluding amortization of acquired intangibles. Non-GAAP gross margin is calculated Non-GAAP gross profit divided by revenues

•
Adjusted EBITDA, which Global-e defines as operating profit (loss) adjusted for stock-based compensation expenses, depreciation and amortization, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration and acquisition related expenses. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Global-e uses the Non-GAAP measures in conjunction with GAAP measures as part of Global-e’s overall assessment of its performance, including the preparation of Global-e’s annual operating budget and quarterly forecasts, to evaluate the effectiveness of Global-e’s business strategies, and to communicate with Global-e’s board of directors concerning its financial performance. The Non-GAAP measures are used by our management to understand and evaluate our operating performance and trends.

Global-e’s definition of Non-GAAP measures may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish these metrics or similar metrics. Furthermore, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Non -GAAP measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

Global-e also uses Gross Merchandise Value (GMV) as a key operating metric. Gross Merchandise Value or GMV is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding Global-e’s operations, strategy and Global-e’s projected revenue and other future financial and operational results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to retain merchants or the GMV generated by such merchants; the ability to attract new merchants; our expectations regarding our revenue, expenses and operations; anticipated trends and challenges in our business and the markets in which we operate; our ability to compete in our industry; our ability to anticipate merchant needs or develop or acquire new functionality or enhance our existing platform to meet those needs; our ability to manage our growth and manage expansion into additional markets; our ability to establish and protect intellectual property rights; our ability to hire and retain key personnel; our expectations regarding the use of proceeds from our initial public offering; our ability to adapt to emerging or evolving regulatory developments, technological changes, and cybersecurity needs; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; the impact of the COVID-19 pandemic, including variants, and related vaccination roll out efforts; and the other risks and uncertainties described in Global-e’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 28, 2022 and other documents filed with or furnished by Global-e from time to time with the SEC.  The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors.  These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release.  Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Global-E Online Ltd.

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, direct-to-consumer cross-border e-commerce. The chosen partner of hundreds of brands and retailers across the United States, Europe and Asia, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end e-commerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast cross-border experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. Founded in 2013 by Amir Schlachet, Shahar Tamari and Nir Debbi, Global-e operates from eight offices worldwide. For more information, please visit: www.global-e.com

Investor Contact:
Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
IR@global-e.com
+1 617-542-6180

Press Contact:
Headline Media
Garrett Krivicich
Globale@headline.media
+1 786-233-7684

Global-E Online Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period Ended
	December 31,	June 30,
	2021	2022
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$448,623	$232,971
Short-term deposits	41,985	35,079
Accounts receivable, net	9,185	9,344
Prepaid expenses and other current assets	46,568	52,598
Marketable securities	18,464	16,492
Funds receivable, including cash in banks	57,635	63,627
Total current assets	622,460	410,111
Property and equipment, net	3,269	9,431
Operating lease right-of-use assets	20,108	20,565
Long term deposits	2,219	2,288
Deferred contract acquisition costs, noncurrent	1,314	1,638
Other assets, noncurrent	213	190
Commercial agreement asset	196,544	280,861
Goodwill and other intangible assets	-	366,221
Total long-term assets	223,667	681,194
Total assets	$846,127	$1,091,305
Liabilities, Convertible Preferred Shares and Shareholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$24,064	$30,089
Accrued expenses and other current liabilities	47,358	51,681
Funds payable to Customers	57,635	63,627
Short term operating lease liabilities	2,517	3,316
Total current liabilities	131,574	148,713
Long-term liabilities:
Long term operating lease liabilities	18,803	16,932
Total liabilities	$150,377	$165,645

Shareholders’ deficit:
Share capital and additional paid-in capital	823,550	1,157,398
Accumulated comprehensive income	(159)	(1,714)
Accumulated deficit	(127,641)	(230,024)
Total shareholders’ (deficit) equity	695,750	925,660
Total liabilities, convertible preferred shares and shareholders’ (deficit) equity	$846,127	$1,091,305

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2022	2021	2022
	(Unaudited)		(Unaudited)
Revenue	$57,287	$87,305	$103,438	$163,628
Cost of revenue	36,687	52,954	67,471	102,094
Gross profit	20,600	34,351	35,967	61,534

Operating expenses:
Research and development	5,739	17,597	11,182	35,284
Sales and marketing	30,017	50,986	33,117	100,625
General and administrative	4,337	15,071	7,051	26,611
Total operating expenses	40,093	83,654	51,350	162,520
Operating profit (loss)	(19,493)	(49,303)	(15,383)	(100,986)
Financial expenses, net	2,420	(680)	8,129	986
Loss before income taxes	(21,913)	(48,623)	(23,512)	(101,972)
Income taxes	311	174	461	411
Net loss attributable to ordinary shareholders	$(22,224)	$(48,797)	$(23,973)	$(102,383)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.25)	$(0.31)	$(0.44)	$(0.66)
Basic and diluted weighted average ordinary shares	87,308,647	156,891,201	54,750,595	155,636,936

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2022	2021	2022
	(Unaudited)		(Unaudited)
Operating activities
Net profit (loss)	$(22,224)	$(48,797)	$(23,973)	$(102,383)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation and amortization	69	330	131	594
Share-based compensation expense	1,551	12,843	2,618	20,772
Commercial agreement asset	25,486	37,433	25,486	74,182
Amortization of intangible assets	-	6,049	-	12,665
Long term deposit revaluation	-	(38)	-	6
Accounts receivable	(1,530)	728	(573)	4,721
Prepaid expenses and other assets	(7,561)	(1,334)	(5,432)	(4,725)
Funds receivable	(7,452)	960	(9,520)	20,125
Long-term receivables	957	-	-	-
Funds payable to customers	6,122	18,175	(3,500)	3,238
Operating lease ROU assets	208	657	590	1,455
Deferred contract acquisition costs	(184)	(230)	(374)	(475)
Accounts payable	2,857	2,699	(6)	2,263
Accrued expenses and other liabilities	7,163	4,501	(4,406)	(4,543)
Deferred tax liabilities	8	-	19	-
Operating lease liabilities	(163)	(2,128)	(628)	(2,985)
Impairment of marketable securities	-	48	-	62
Warrants liabilities to preferred shares	1,625	-	5,872	-
Net cash used in operating activities	6,932	31,896	(13,696)	24,972
Investing activities
Investment in marketable securities	(508)	(357)	(2,154)	(7,555)
Proceeds from marketable securities	257	752	257	7,910
Purchases of short-term investments	(64,360)	(197)	(71,913)	(31,495)
Purchases of long-term investments	(31)	-	(49)	-
Proceeds from short-term investments	-	35,000	-	38,400
Purchases of property and equipment	(149)	(1,900)	(263)	(6,584)
Payments for business combinations, net of cash acquired	-	(1,471)	-	(217,083)
Net cash used in investing activities	(64,791)	31,827	(74,122)	(216,407)
Financing activities
Exercise of Warrants to ordinary shares	-	15	-	43
Proceeds from issuance of Ordinary shares in IPO, net of issuance costs	396,983	-	396,983	-
Proceeds from exercise of share options	20	386	173	488
Net cash provided by financing activities	397,003	401	397,156	531

Net decrease in cash, cash equivalents, and restricted cash	339,144	64,124	309,338	(190,904)
Cash and cash equivalents and restricted cash—beginning of period	55,227	203,871	85,033	458,899
Cash and cash equivalents and restricted cash—end of period	$394,371	$267,995	$394,371	$267,995

Global-E Online Ltd.
SELECTED OTHER DATA
(In thousands)

	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2021		2022		2021		2022
	(Unaudited)				(Unaudited)
Key performance metrics
Gross Merchandise Value	326,231		534,459		592,786		989,752
Adjusted EBITDA (a)	7,613		11,128		12,852		14,410

Revenue by Category
Service fees	21,106	37%	39,324	45%	38,202	37%	71,272	44%
Fulfillment services	36,181	63%	47,981	55%	65,236	63%	92,356	56%
Total revenue	$57,287	100%	$87,305	100%	$103,438	100%	$163,628	100%

Revenue by merchant outbound region
United Kingdom	27,706	48%	33,963	39%	49,250	48%	62,244	38%
United States	16,638	29%	33,944	39%	29,845	29%	61,865	38%
European Union	12,433	22%	17,798	20%	23,581	23%	36,852	23%
Israel	243	0%	263	0%	494	0%	628	0%
Other	267	0%	1,337	2%	268	0%	2,039	1%
Total revenue	$57,287	100%	$87,305	100%	$103,438	100%	$163,628	100%

(a)	See reconciliation to adjusted EBITDA table

Global-E Online Ltd.
RECONCILIATION TO Non-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2022	2021	2022
	(Unaudited)
Gross Profit	20,600	34,351	35,967	61,534

Amortization of acquired intangibles included in cost of revenue	-	2,198	-	4,874
Non-GAAP gross profit	20,600	36,549	35,967	66,408

Global-E Online Ltd.
RECONCILIATION TO ADJUSTED EBITDA
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2022	2021	2022
	(Unaudited)		(Unaudited)
Operating profit (loss)	(19,493)	(49,303)	(15,383)	(100,986)
(1) Stock-based compensation:
Cost of revenue	19	52	39	88
Research and development	222	5,296	444	10,448
Selling and marketing	223	1,706	444	2,465
General and administrative	1,087	5,788	1,691	7,771
Total stock-based compensation	1,551	12,842	2,618	20,772

(2) Depreciation and amortization	69	330	131	594

(3) Commercial agreement asset amortization	25,486	37,433	25,486	74,182

(4) Amortization of acquired intangibles	-	6,049	-	12,665

(5) Merger related contingent consideration	-	3,026	-	5,985

(6) Acquisition related costs	-	751	-	1,198
Adjusted EBITDA	7,613	11,128	12,852	14,410